Media Release 4 November 2022

Exhibit 99.12

James Hardie Industries Announces Chairperson Appointment
Anne Lloyd appointed as Chairperson

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announces that Anne Lloyd, previously announced as the Chairperson successor on 10 August 2022, has been officially appointed as the Chairperson, effective 3 November 2022 Dublin time.

Commenting on the announcement, outgoing Chairperson Michael Hammes said “Having served as Chairman of the James Hardie Board of Directors for over 15 years, it now gives me great pleasure to be able to pass on this important role and responsibility to someone the caliber of Anne Lloyd. Anne and I have worked together closely over the last few months to fully transition the Chairperson responsibilities. I would like to congratulate Anne Lloyd on her appointment as Chairperson and I wish her the very best.”

Commenting on her formal appointment, Ms. Lloyd said “I am grateful and thrilled to have the opportunity to take on this critical role as Chairperson of the James Hardie Board of Directors. Mike has done such a great job serving as a steward of this company for the past 15 years and I look forward to leading our Board as we work closely with our strong executive leadership team to help ensure James Hardie drives continued success and value for our shareholders.”

Commenting on Ms. Lloyds appointment, CEO Aaron Erter said “We have a dynamic and supportive Board that is aligned with the executive team and we are all committed to building a better James Hardie together. I congratulate Ms. Lloyd on her appointment, and I look forward to working with her closely as we together drive long term sustainable profitable growth for all stakeholders.”

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END

Media Release: James Hardie - Announces Management Appointments	1

Media Release 4 November 2022

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie - Announces Management Appointments	2